                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
                    AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             TIVOLI INDUSTRIES, INC.
                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $.001
                         (Title of Class of Securities)

                                    88871110
                                 (Cusip Number)


                                LORENZO TARGETTI
                             TARGETTI SANKEY S.p.A.
                                VIA PRATESE, 164
                              50145 FIRENZE, ITALIA
                                 39-055-379-1273

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                             G. DAVID BRINTON, ESQ.
                               ROGERS & WELLS LLP
                                 200 PARK AVENUE
                               NEW YORK, NEW YORK
                                  212 878-8000



                               SEPTEMBER 17, 1999
             (Date of event which requires filing of this statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d1(f) or 13d1(g), check the following box. |_|

------------------                                          -------------------
CUSIP No.88871110            13D                             Page 2 of 12 Pages
===============================================================================
    1. NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       TARGETTI SANKEY S.P.A.
===============================================================================
    2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)|_|
                                                                         (b)|_|
===============================================================================
    3. SEC USE ONLY

===============================================================================
    4. SOURCES OF FUNDS
       OO
===============================================================================
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                            |_|
===============================================================================
    6. CITIZENSHIP OR PLACE OF ORGANIZATION

      ITALY
===============================================================================
     NUMBER OF       7.    SOLE VOTING POWER
      UNITS                43,666
   BENEFICIALLY            ====================================================
    OWNED BY         8.    SHARED VOTING POWER
      EACH                 436,170
    REPORTING              ====================================================
   PERSON WITH       9.    SOLE DISPOSITIVE POWER
                           43,666
                           ====================================================
                    10.    SHARED DISPOSITIVE POWER
===============================================================================
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       479,836
===============================================================================
    12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |-|
===============================================================================
    13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        40%
===============================================================================
    14  TYPE OF REPORTING PERSON
        CO
===============================================================================

------------------                                          -------------------
CUSIP No. 88871110             13D                           Page 3 of 12 Pages
===============================================================================
    1. NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       FLORENCE ACQUISITION CORP.
===============================================================================
    2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a)|_|
                                                                         (b)|_|
===============================================================================
    3. SEC USE ONLY

===============================================================================
    4. SOURCES OF FUNDS
       OO
===============================================================================
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                            |_|
===============================================================================
    6. CITIZENSHIP OR PLACE OF ORGANIZATION

       CALIFORNIA
===============================================================================
                            7. SOLE VOTING POWER
       NUMBER OF          ====================================================
        UNITS               8. SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                436,170
        EACH               ====================================================
      REPORTING             9. SOLE DISPOSITIVE POWER
     PERSON WITH
                           ====================================================
                           10. SHARED DISPOSITIVE POWER

===============================================================================
    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        436,170
===============================================================================
    12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |-|
===============================================================================
    13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        36%
===============================================================================
    14. TYPE OF REPORTING PERSON

        CO
===============================================================================

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D relates to shares of Common Stock, $.001 par value per share ("Common Stock"), of Tivoli Industries, Inc., a California corporation (the "Issuer"), with principal executive offices located at 1513 E. St. Gertrude Place, Santa Ana, California 92705.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) This Schedule 13D is being filed by Targetti Sankey S.p.A., an Italian corporation ("Targetti"), and Florence Acquisition Corp., a California corporation ("Florence," and together with Targetti, the "Reporting Persons"). The Agreement between the Reporting Persons relating to the joint filing of this schedule is attached as Exhibit 7.1 hereto.

         Targetti is organized as an Italian corporation. Targetti manufactures and sells electric lighting appliances, technical lighting systems, table lamps, standing lamps and suspended lamps, all types of light bulbs of differing power, electrical accessories and related items, made in any type of metal or other material. Targetti has offices in Italy, England and Austria. Targetti's principal executive offices are located at Via Pratese, 164, 50145 Florence, Italy.

         Florence is a California corporation. Florence is a wholly-owned subsidiary of Targetti, and was incorporated to be merged with and into the Issuer in the transaction described in Item 4. Florence's principal executive offices are located at c/o Targetti Sankey S.p.A., Via Pratese, 164, 50145 Florence, Italy.

         Schedule I hereto sets forth the name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, for each of Targetti's and Florence's directors and executive officers.

         (d)-(e) During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed on
Schedule I hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         With respect to shares of Common Stock that Targetti has sole voting and dispositive power, Targetti used its own working capital to purchase such shares of Common Stock. With respect to shares of Common Stock to which there is shared voting power, Targetti and the persons set forth on Schedule II hereof (collectively, referred to herein as the "Shareholders"), have entered into the Voting Agreements described in Item 4 below, as a condition to entering into the Merger Agreement described in Item 4. As a result, Targetti and Florence, may be deemed to have beneficial ownership of approximately 36% of the Issuer's Common Stock.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         On September 17, 1999, Targetti, Florence and the Issuer entered into a Merger Agreement (the "Merger Agreement"). The Merger Agreement provides, among other things, that subject to its terms and conditions, at the Effective Time, as defined below, Florence shall be merged with and into the Issuer (the "Merger") in accordance with the California General Corporation Law (the "CGCL"). Effective upon the Merger, the separate existence of Florence (except as it may be continued by operation of law) shall cease, and the Issuer shall continue as the surviving corporation (the "Surviving Corporation"). On the date of the closing, Targetti, Florence and the Issuer will cause the Merger to be consummated by filing a properly executed agreement of merger in accordance with the CGCL which shall be effective upon filing or on such later date as may be specified therein (the time of such effectiveness being the "Effective Time").

         The Articles of Incorporation of Florence in effect at the Effective Time shall be the Articles of Incorporation of the Surviving Corporation, until thereafter amended in accordance with the provisions thereof and as provided by the CGCL. The Bylaws of Florence in effect at the Effective Time shall be the Bylaws of the Surviving Corporation, until thereafter amended in accordance with the provisions thereof and the Articles of Incorporation of the Surviving Corporation and as provided by the CGCL. From and after the Effective Time, and until their respective successors are duly elected or appointed and qualified, (a) Paolo Targetti, Alvaro Andorlini, Lorenzo Targetti, Charles Kimmel and Terrence Walsh shall be the directors of the Surviving Corporation and (b) Lorenzo Targetti shall be the Chairman of the Board of Directors of the Surviving Corporation, Terrence Walsh shall be the Chief Executive Officer and Vice Chairman of the Board of Directors of the Surviving Corporation and Charles Kimmel shall be the President and Chief Financial Officer of the Surviving Corporation.

         At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof: (a) each issued and outstanding share of common stock, par value $0.001 per share, of Florence ("Florence Common Stock") shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation ("Surviving Corporation Common Stock") and each certificate representing outstanding shares of Florence Common Stock shall at the Effective Time represent an equal number of shares of Surviving Corporation Common Stock; (b) all shares of common stock, par value $0.001 per share, of the Issuer ("Issuer Common Stock") that are owned by the Issuer as treasury stock and any shares of Issuer Common Stock owned by any Subsidiary of the Issuer, Targetti, Florence or any other wholly-owned Subsidiary of Targetti shall be canceled and retired and shall cease to exist and no stock of Targetti or other consideration shall be delivered in exchange therefor; and (c) each issued and outstanding share of Issuer Common Stock (other than shares to be canceled in accordance with subsection (b) of this paragraph and other than shares whose holders exercise dissenters' rights) shall be converted into the right to receive Four Dollars and Fifty Cents ($4.50) in cash (the "Merger Consideration") and all such shares of Issuer Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, upon the surrender of such certificate in accordance with the terms of the Merger Agreement, without interest.

         All outstanding Issuer Stock Options (defined as options to purchase Issuer Common Stock held by current and former employees, consultants, vendors, customers, officers and directors of the Issuer which were granted under the Issuer's 1994 Stock Option Plan, 1995 Stock Option Plan, 1995 Non-Employee Director Stock Option Plan and the 1997 Equity Incentive Plan), whether or not then vested or exercisable, shall be made fully vested and exercisable and canceled by the Issuer immediately before the Effective Time, and thereafter, the holders' sole right shall be to, and the holders thereof shall, receive from the Merger Consideration, but the holders exercising dissenters' rights with respect to such shares shall only be entitled to such rights as are granted by the CGCL. Notwithstanding the provisions of this paragraph, if any holder of shares of Issuer Common Stock who demands dissenters' rights with respect to such shares shall effectively withdraw or lose (through the failure to perfect or otherwise) such holder's dissenters' rights under the CGCL, then, as of the Effective Time or the occurrence of such event, such holder's shares shall automatically be converted into and represent only the right to receive the Merger Consideration upon surrender of the applicable Certificate(s) as provided in the Merger Agreement. The Issuer shall give Targetti (i) prompt written notice of any written demands for payment with respect to any shares of Issuer Common Stock pursuant to dissenters' rights, and any withdrawals of such demands or losses of such rights, and any other instruments served pursuant to the CGCL, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for dissenters' rights. The Issuer shall not, except with the prior written consent of Targetti, voluntarily make any payment with respect to demands for dissenters' rights or offer to settle or settle any such demands.

         The Merger Agreement and the Merger are conditioned upon, among other things, the approval and adoption by the requisite vote of the shareholders of the Issuer in accordance with the applicable provisions of the Issuer's Article of Incorporation and the CGCL. The Merger is also conditioned upon there being no foreign or domestic, federal, state or local, law, ordinance, rule, administrative interpretation, regulation, order, writ, injunction, directive, permit, judgment, decree or other requirement of any governmental authority. The Merger is also conditioned upon satisfaction of all requirements of any applicable foreign competition and antitrust statues and regulations.

         In connection with, and concurrently with, the execution and delivery of the Merger Agreement, Targetti and the Shareholders entered into voting agreements, each dated September 17, 1999 (each a "Voting Agreement," and collectively, the "Voting Agreements"). The Voting Agreements relate to an aggregate 436,170 shares of the Issuer's Common Stock owned by the Shareholders, which represents approximately 36% of the shares of Common Stock outstanding. Pursuant to the Voting Agreements each Shareholder has agreed, among other things, that during the period commencing September 17, 1999 and continuing until the first to occur of the Effective Time or the date on which the Merger Agreement is terminated in accordance with its terms, at any meeting of the holders of Common Stock, however called, or in connection with any written consent of the holders of Common Stock, the Shareholder shall vote (or cause to be voted) all shares of Common Stock held of record or beneficially owned by the Shareholder, whether heretofore owned or hereafter acquired, (collectively, the "Shares"): (i) in favor of the Merger, the adoption of the Merger Agreement by the Issuer and the approval of the terms thereof, and each of the other transactions and actions contemplated by the Merger Agreement (and the matters related to the consummation thereof) and any actions required in furtherance thereof; and (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or that would result in any of the conditions to the obligations of the Issuer under the Merger Agreement not being fulfilled. Each of the Voting Agreements terminates upon the termination of the Merger Agreement or upon the Effective Time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) As of September 17, 1999, Targetti owned 43,666 shares of Common Stock. On August 4, 1999, Targetti purchased 2,000 shares of Common Stock at a price of $2.875 per share. This purchase was effected through a broker with offices located in Little Rock, Arkansas. On August 19, 1999, Targetti purchased 9,500 shares of Common stock at a price of $2.875 per share. This purchase was effected through a broker with offices located in Little Rock, Arkansas. As of September 17, 1999, Florence owned no shares of Common Stock. As of September 17, 1999, under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Targetti and Florence may be deemed to have beneficial ownership of the Shares pursuant to the Voting Agreements, which require the Stockholders to vote in favor of the Merger Agreement. Targetti, by virtue of the Voting Agreements, has the power to direct the voting of the Shares. Florence, as a wholly-owned subsidiary of Targetti, may be deemed to have the power to direct the voting of the Shares. The Shares constitute approximately 36% of the shares of Common Stock outstanding.

         Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are the beneficial owners of the Common Stock referred to in this paragraph for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

         (c)-(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

                                  EXHIBIT INDEX


Exhibit No.                    Description

Exhibit 7.1 Joint Filing Agreement, dated September 27, 1999, by and between Targetti Sankey S.p.A. and Florence Acquisition Corp.

Exhibit 7.2 Merger Agreement, dated September 17, 1999, by and among Targetti Sankey S.p.A., Florence

                               Acquisition Corp. and Tivoli Industries, Inc.
Exhibit 7.3 Voting Agreement, dated September 17, 1999, by and between Peter Shaw and Targetti Sankey S.p.A.

Exhibit 7.4 Voting Agreement, dated September 17, 1999, by and between Gordon C. Westerling and Targetti Sankey S.p.A.

Exhibit 7.5 Voting Agreement, dated September 17, 1999, by and among Terrence Walsh, Marilyn Walsh and Targetti Sankey S.p.A.

Exhibit 7.6 Voting Agreement, dated September 17, 1999, by and between Charles Kimmel and Targetti Sankey S.p.A.

Exhibit 7.7 Voting Agreement, dated September 17, 1999, by and between Vincent Monte and Targetti Sankey S.p.A.

Exhibit 7.8 Voting Agreement, dated September 17, 1999, by and between Gerald E. Morris and Targetti Sankey S.p.A.

Exhibit 7.9 Voting Agreement, dated September 17, 1999, by and between Gordon C. Westerling, as Trustee of the Westerling Family Trust, and Targetti Sankey S.p.A.

Exhibit 7.10 Voting Agreement, dated September 17, 1999, by and between Intelite International N.V. and Targetti Sankey S.p.A.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 27, 1999

                                     TARGETTI SANKEY S.P.A.


                                      By:    /s/Lorenzo Targetti
                                         --------------------------------------
                                         Name:   Lorenzo Targetti
                                         Title:     Managing Director

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 27, 1999



                            FLORENCE ACQUISITION CORP.


                            By:     /s/Lorenzo Targetti
                               ------------------------------------------------
                               Name:   Lorenzo Targetti
                               Title:     President and Chief Financial Officer

                                   SCHEDULE I

                            INFORMATION REGARDING THE
            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

         Set forth in the table below is the name and the present principal occupation or employment of each director and executive officer of Targetti and Florence. Unless otherwise indicated, each person identified below is employed by Targetti and Florence, respectively. The principal business address of Targetti Sankey S.p.A. ("Targetti") and, unless otherwise indicated, each person identified as an officer of Targetti, is Via Pratese, 164, 50145 Florence, Italy. The principal business address of Florence Acquisition Corp. ("Florence") and, unless otherwise indicated, each person identified as an officer or director of Florence, is Via Pratese, 164, 50145 Florence, Italy. Unless otherwise indicated, all persons identified below are citizens of Italy.



              Name                   Present Office/Principal
                                     Occupation or Employment
Targetti

           Directors:

         Giampaolo Targetti          Chairman of the Board of Directors
         Lorenzo Targetti            Director and Managing Director
         Antonio Orlandi             Director
         Giancarlo Lippi (1)         Director/Sole Director of Dura Lamp S.p.A.
         Carlo Marchi (2)            Director/Chairman of the Board of Directors
                                             of Marchi Industriale S.p.A.
         Executive Officers:

         Giampaolo Targetti          President and Chief Executive Officer


Florence

         Directors:

         Lorenzo Targetti            Director
         Giampaolo Targetti          Director
         Alvaro Andorlini            Director


         Executive Officers:

         Lorenzo Targetti            President and Chief Financial Officer
         Giampaolo Targetti          Executive Vice President
         Alvaro Andorlini            Executive Vice President and Secretary


(1) Via Gattinella, 21, Capalle (Campi Bisenzio) Florence, Italy

(2) Finamar di Carlo Marchi & C.s.a.s., Via Trento, 16, Florence, Italy

                                   SCHEDULE II

                        RECORD OWNERSHIP OF COMMON STOCK


Stockholders                                                  Shares

Terrence and Marilyn Walsh                                    372,000
Peter Shaw                                                        666
Gordon C. Westerling                                            3,333
Charles Kimmel                                                  6,832
Vincent Monte                                                  20,700
Gerald E. Morris                                                3,141
Intelite International N.V.                                     6,832
Gordon C. Westerling, as trustee
  of the Westerling Family Trust                               22,666
                                                              -------

Total                                                         436,170